FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August, 2005

Commission File Number 1-4620

Crystallex International Corporation (Translation of registrant's name into English)

18 King Street East, Suite 1210, Toronto, Ontario M5C 1C4 Canada (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On August 11, 2005, Crystallex is filing the following documents on SEDAR in Canada:

1.   Management's Discussion and Analysis for the six month period ended June 30, 2005; and

2.   Unaudited Financial Statements for the six month period ended June 30, 2005.

Each of documents 1 and 2 above, are attached.

The financial information contained in these documents was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

CRYSTALLEX INTERNATIONAL CORPORATION

Management’s Discussion and Analysis
For the Six Month Period Ended June 30, 2005
(All dollar amounts in US dollars, unless otherwise stated)

This Management Discussion and Analysis (“MD&A”) of the financial condition and results of the operations of Crystallex International Corporation (“Crystallex” or the “Company”) is intended to supplement and complement the unaudited interim consolidated financial statements and the related notes for the six month period ending June 30, 2005. This MD&A should be read in conjunction with both the annual audited consolidated financial statements of the Company for the year ended December 31, 2004, the related annual MD&A included in the 2004 Annual Report and the most recent Form 40-F/Annual Information Form. All dollar amounts in this MD&A are in US dollars, unless otherwise specified. This MD&A was prepared on August 11, 2005.

Highlights

•	Las Cristinas engineering design work over 97% complete and 80% of all purchase orders and contracts have been awarded. Commitments under purchase orders and contracts were $146 million at quarter end.

•	Reduced gold hedges by 83,440 ounces since year-end 2004 to approximately 81,000 ounces.

•	Net loss of $8.3 million ($0.04/share) and $16.3 million ($0.08/share) for the second quarter and first six months respectively.

Key Statistics

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Operating Statistics
Gold Production (ounces)	13,252	11,823	26,041	23,828
Gold Sold (ounces)	14,444	14,160	26,318	23,774
Per Ounce Data:
Total Cash Cost [1]	$452 [2]	$357	$427 [2]	$325
Average Realized Gold Price	$436	$398	$431	$403
Average Spot Gold Price	$427	$393	$427	$401

Financial Results ($ thousands)
Revenues	$6,301	$5,634	$11,347	$9,577
Net Loss	$(8,295)	$(448)	$(16,285)	$(7,099)
Net Income (Loss) per Basic Share	$(0.04)	$—	$(0.08)	$(0.04)
Cash Flow from Operating Activities[3]	$(961)	$(10,766)	$(13,483)	$(19,622)

Financial Position ($ thousands)	At June 30, 2005	At Dec. 31, 2004
Cash and Equivalents	$4,767	$5,767
Short Term Investments	$—	$30,277
Restricted Cash and Equivalents	$62,908	$98,006
Total Debt	$83,749	$85,088
Shareholders’ Equity	$135,362	$143,554
Shares Outstanding – Basic (millions)	193.8	189.8

1 Total Cash Costs are calculated in accordance with The Gold Institute Standards. For an explanation, refer to the section on Non-GAAP measures. The calculation is based on ounces of gold sold, not ounces produced.
2 For the second quarter of 2005 all costs were expensed at the Company’s operating mines rather than capitalizing certain costs as the operations have a limited life based on proven and probable reserves.
3 Cash flow after working capital changes and before capital expenditures.

Financial Results Overview

The Company recorded a net loss for the first half and second quarter of 2005 of $16.3 million, (($0.08) per share) and $8.3 million, (($0.04) per share) respectively, as compared with net losses of $7.1 million, (($0.04) per share) and $0.5 million ($ nil per share) for the comparable periods in 2004. The first six months and second quarter losses in 2005 reflect a commodity contract gain of $1.1 million and a loss of $0.4 million respectively, as compared with gains of $7.8 million and $10.5 million for the comparable periods in 2004. The first half and second quarter 2005 losses also reflect increased interest expense related to $100 million of 9.375% Notes issued in December 2004. This was offset in part by lower general and administrative and amortization charges.

Gold sales revenue was $11.3 million and $6.3 million for the first six months and second quarter of 2005 respectively. Revenue was 18% higher in the first half and 12% higher in the second quarter of 2005 than the corresponding periods in 2004. The increase in revenue was attributable to selling more ounces of gold and realizing a higher average gold price. The Company sold 26,318 ounces during the first half of 2005 at an average realized price of $431 per ounce, while for the year earlier period, 23,774 ounces were sold at an average realized price of $403 per ounce. The higher realized price reflects higher spot gold prices, which averaged $427 per ounce during the first half of 2005, as compared with $401 per ounce for the same period in 2004.

Operating cash flow (before capital expenditures) was a deficit of $13.5 million and a deficit of $1.0 million for the first six months and second quarter of 2005 respectively, compared with deficits of $19.6 million and $10.8 million for the comparable periods in 2004. The cash flow deficits incurred in the first half and second quarter of 2005 were attributable to the settling of gold contract positions ($10.5 million in the first half and $3.7 million in the second quarter), general and administrative expenditures ($7.2 million in the first half and $3.6 million in the second quarter) and deficits from the El Callao operations ($1.3 million for the first half and $0.3 in the second quarter). The reduction in the second quarter 2005 cash flow deficit from the year earlier period was due in part to reduced costs for financially settling gold sales contracts and a larger positive contribution from changes to non-cash working capital.

The Company’s cash position at December 31, 2004 of $134.0 million decreased by $66.3 million to $67.7 million at June 30, 2005. Capital expenditures were $56.4 million and $33.2 million in the first half and second quarter of 2005 respectively, compared with $13.7 million and $9.6 million for the comparable periods in 2004. The increase was due to continuing expenditures for developing Las Cristinas.

Project Development and Operations Review

Las Cristinas

The Company continued to advance engineering design and procurement of equipment and supplies for Las Cristinas during the second quarter. Engineering design work is substantially complete, achieving 97% completion by the end of the second quarter of 2005. Bids have been received for over 90% of the purchase orders and contracts and approximately 80% of the total have been awarded. A total of $146 million has been committed under equipment purchase orders and construction and service contracts. Purchase orders for a number of piping and electrical bulk items and instruments are on hold pending the issue of the Permit to Impact Natural Resources, (the “Permit”).

Project construction activities will be initiated immediately upon receipt of the Permit. Initially, work will focus on the construction of the river diversion channel, site preparation, pit development and the tailings management facility. Contracts for these services have been awarded. Limited work is ongoing at site in anticipation of receipt of the Permit. The following site projects have been completed: upgrading of the 19km access road, extending the air strip and refurbishing of the camp to accommodate the construction work force including the mess hall, kitchen and recreation facilities. A Venezuelan Non Government Organization has been engaged to develop and implement a long term Social Development Plan.

It was originally anticipated that Las Cristinas would achieve mechanical completion by the third quarter of 2006 and commercial gold production during the fourth quarter of 2006. Should the Permit be received prior to the end of the third quarter 2005, the revised development schedule anticipates mechanical completion by the end of 2006 and commercial production during the first quarter of 2007.

Mine Development Associates is completing a new reserve and resource estimate for Las Cristinas which will include results from the 5,500m drill program completed during the first quarter of 2005. In addition, Crystallex engaged SNCL to complete a Development Plan report which will include the new reserve estimate, a comprehensive review and update of operating and capital costs and will incorporate all other project design changes since the issue of the original Feasibility Study in September 2003. Details of the Development Plan, including the new reserve and resource estimate, are expected to be available by the end of August.

Since awarding the EPCM contract at the end of the first quarter of 2004, $93.4 million has been spent on Las Cristinas. This includes $59 million of expenditures directly related to the $268 million project budget under the EPCM contract. The balance was principally for general site administration, site security, expansion of the air strip and environmental work.

For the first half of 2005, capital expenditures for Las Cristinas were $55.5 million, including $40.1 million related to the EPCM budget. Second quarter capital expenditures for Las Cristinas were $33.2 million, of which $24.6 million was related to engineering design and equipment purchases under the EPCM budget.

Production

	Three months ended June 30,		Six months ended June 30,
Gold Production (ounces)	2005	2004	2005	2004

La Victoria	753	—	1,420	—
Tomi Open Pits	7,613	9,791	16,561	20,005
Tomi Underground	4,178	1,364	7,089	2,187
Purchased Material	708	668	971	1,636

Total Gold Production (ounces)	13,252	11,823	26,041	23,828

Total Ore Processed[1] (tonnes)	118,233	105,091	228,538	224,873
Head Grade of Ore Processed (g/t)	3.77	3.82	3.81	3.58
Total Recovery Rate (%)	92%	92%	93%	92%
Total Gold Recovered (ounces)	13,252	11,823	26,041	23,828

Total Cash Cost Per Ounce Sold	$452	$357	$427	$325

Mine Operating Cash Flow ($,000)	$(260)	$574	$(485)	$1,858
Capital Expenditures ($,000)	$—	$2,814	$856	$3,926
Cash Flow After Capital ($000)	$(260)	$(2,240)	$(1,341)	$(2,068)

1 Ore from Tomi, La Victoria and purchased material is processed at the Company’s Revemin mill.

At the Company’s operations near El Callao in Venezuela, gold production of 13,252 ounces in the second quarter of 2005 was 12% higher than production during the same period in 2004. The increase in production was attributable to mining and processing a greater quantity of ore from the Tomi underground mine, which has a higher grade than the open pit ore, (the grade of underground ore processed in the first half was approximately 10 g/t, compared with approximately 3 g/t from the open pit). In the second quarter of 2005, approximately 13,500 tonnes of underground ore were mined and the average processed grade was 10.2 grams per tonne, compared with 6,100 tonnes mined with an average processed grade of 7.4 grams per tonne in the second quarter of 2004. Almost 90% of gold production in the first half of 2005 was from the Tomi concession.

Gold production for the first six months of 2005 was 26,041 ounces, as compared with 23,828 for the comparable period in 2004. The increase in ounces produced in the first half of 2005 was also chiefly attributable to higher production from the Tomi underground mine, which more than offset a drop in production from the Tomi open pits. Open pit gold production declined due to processing lower grade ore.

In the second quarter of 2005, all costs at the El Callao operations were expensed rather than capitalized due to a limited proven and probable reserve life. As a result of expensing all costs, and incurring higher costs for mining and site general and administrative expenditures, second quarter cash costs increased to $452 per ounce as compared with $357 per ounce for the year earlier period. For the first six months of 2005, cash costs were $427 per ounce of gold sold, compared with $325 per ounce in the first half of 2004. As the Company was capitalizing certain costs in 2004, the unit cost figures are not comparable for the 2005 and 2004 periods. Operating costs used for calculating the six months 2005 cost per ounce figure were reduced by development expenditures of approximately $592,000 for the Albino mine which were expensed rather than capitalized as the book value of the Albino mine was written off following the termination of the Company’s Albino rights in February 2005, (see Non GAAP Measures). The termination is currently under appeal.

The El Callao operations reported a net cash flow (after capital expenditures) deficit of $1.3 million and $0.3 million in the first half and second quarter of 2005 respectively, compared with a deficit of $2.1 and $2.2 million in the comparable periods in 2004. The improvement in the cash flow deficit for the six months of 2005 is attributable to lower expenditures on developing the Tomi underground mine and higher gold sales and realized gold prices which offset higher operating site administrative costs and higher open pit mining costs. Site administration costs increased 42% to $37 per ounce produced in the first half of 2005, up from $26 per ounce for the comparable period in 2004. The increase in site administration costs was primarily attributable to higher security costs. Mining costs at the Tomi open pits averaged $2.36 per tonne material mined for the first half of 2005, an increase of 24% from the average of $1.9 per tonne for the same period in 2004. Mining costs were impacted by higher drilling, maintenance and explosive costs.

The Company expects to produce approximately 50,000 ounces in 2005, comparable to 2004 production of 49,000 ounces.

Tomi

	Three months ended June 30,		Six months ended June 30,
100% Basis	2005	2004	2005	2004

Tomi Open Pits (100% Crystallex)
Tonnes Ore Mined	100,057	93,849	183,433	197,602
Tonnes Waste Mined	791,147	709,394	1,265,298	1,535,615
Tonnes Ore Processed	86,529	96,235	172,782	193,912
Average Grade of Ore Processed (g/t)	2.99	3.47	3.21	3.49
Recovery Rate (%)	92%	91%	93%	92%

Production (ounces)	7,613	9,791	16,561	20,005
Tomi Underground (100% Crystallex)
Tonnes Ore Mined	17,039	5,185	27,551	10,604
Tonnes Ore Processed	13,552	6,149	24,772	10,676
Average Grade of Ore Processed (g/t)	10.2	7.4	9.4	6.8
Recovery Rate (%)	94%	94%	95%	94%

Production (ounces)	4,178	1,364	7,089	2,187

In the second quarter of 2005 ore production on the Tomi concession was mainly sourced from two open pits and one underground mine. Mining, principally waste stripping, commenced at two new small pits, (Fosforito and Milagrito 1) in the second quarter. Open pits accounted for about two thirds of gold production and the balance was from the underground mine. By the end of the second quarter, 1,650 metres of underground ramp had been developed out of a planned 2,000 metres. In June, the mine reached its design mining rate of 6,000 tonnes of ore per month (approximately 200 tonnes ore per operating day) and, as anticipated in the mine plan, the underground ore grade increased in the second quarter to over 10.0 grams per tonne, up from 7.4 grams per tonne in the comparable period in 2004. Underground gold production was approximately 7,000 ounces in the first half of the year and is expected to exceed 9,000 ounces in the second half. Current reserves at the underground mine allow for mining at between 5,000 and 6,000 tonnes per month through the third quarter of 2006; however, the Company believes there is good potential to add to reserves.

At Tomi, small exploration drill programs were completed in July at the Fosforito and Milagrito 1 deposits and at the existing Tomi Mackenzie pit. Results will be evaluated during the third quarter. The exploration programs are aimed at adding open pit ore reserves sufficient to maintain production at the Revemin mill at least through the end of 2006.

Income Statement

Mining Revenue

Revenue was $11.3 million and $6.3 million for the first six months and second quarter respectively, compared with $9.6 million and $5.6 million for the corresponding periods in 2004. The increase in revenue for both the first half and the second quarter of 2005 as compared with the year earlier periods was a result of selling more ounces of gold at a higher average realized price. For the first half and second quarter of 2005, ounces sold increased as a result of higher gold production and realized prices were higher because of higher average gold spot prices.

In the first half of 2005 the Company sold 11% more ounces of gold and realized a 7% higher average price than in the first half of 2004. Crystallex sold 26,318 ounces of gold in the first half of 2005 and realized an average gold sales price of $431 per ounce, compared with gold sales of 23,774 ounces at an average realized price of $403 per ounce for the year earlier period. For the second quarter of 2005 gold sales were 14,444 ounces and the Company’s realized price was $436 per ounce. Second quarter sales in 2004 were 14,160 ounces at an average realized price of $398 per ounce.

The Company sells all its gold to the Venezuelan Central Bank and receives the spot gold price paid in Bolivars. As noted, the Company received an average price of $431 per ounce on gold sales in the first six months of 2005, as compared with an average spot gold price of $427 per ounce. The Company’s realized gold price does not reflect the impact of settling gold contract positions. Gold contracts are settled with cash directly with hedge counterparties.

Operating Expenses

Mine operating expenses were $11.8 million and $6.6 million for the first half and second quarter of 2005 respectively compared with $7.7 million and $5.1 million for the comparable period in 2004. Operating costs for the six months of 2005 were higher than the prior year period primarily as a result of expensing all costs in the second quarter and most costs in the first quarter. Costs have been expensed, rather than capitalized given the limited proven and probable reserve life at the El Callao operations.

As detailed in the Project Development and Operations Review section, operating costs for the first half of 2005 were also impacted by higher costs for open pit mining and higher site general and administrative expenses.

Corporate General and Administrative Expenses

General and Administrative expenses were $3.6 million for the second quarter and $7.2 million for the first six months of 2005, compared with expenditures of $5.5 million and $8.2 million for the comparable periods in 2004. The second quarter 2004 expense included $1.7 million in one-time severance and bonus payments. Second quarter 2005 corporate and administrative expenditures of $3.6 million were equal to general and administrative expenditures in the first quarter of 2005.

Forward Sales and Written Call Options

During the second quarter of 2005, the Company financially settled 30,000 ounces of gold sales commitments at a cost of $3.7 million. Crystallex has 38,922 ounces of gold contracts maturing during the second half of 2005. If the spot price of gold averages $427 per ounce during the second half of the year as it did during the first half, the Company will spend approximately $4.8 million in the second half of 2005 to settle these gold contract positions.

As tabled below, at June 30, 2005, the Company’s gold contract position totalled 80,918 ounces of fixed forward contracts and call options at an average price of US$308 per ounce.

	2005	2006	Total

Fixed Forward Gold Sales (ounces)	21,456	39,996	61,452
Average Price (US$/ounce)	$310	$310	$310
Written Gold Call Options (ounces)	17,466	2,000	19,466
Average Exercise Price (US$/ounce)	$295	$348	$300
Total (ounces)	38,922	41,996	80,918
Average Price (US$/ounce)	$303	$312	$308

Accounting for Derivative Instruments

The Company’s existing forward sales and call options are designated as derivatives so they do not qualify for the normal sales exemption, (or hedge accounting) for accounting treatment. The Company’s metal trading contracts are recorded on the Balance Sheet at their mark-to-market value. Crystallex has no off-balance sheet gold contracts. Changes in the mark-to-market value of derivatives recorded on the Balance Sheet are recorded in earnings as an unrealized commodity contract gain (loss) in the Statement of Operations. The gains and losses occur because of changes in commodity prices and interest rates.

The variation in the mark-to-market value of options and forwards from period to period can cause significant volatility in earnings. The commodity contract gain in the first half of 2005 was $1.1 million. This included an unrealized gain of $11.6 million offset by a realized loss of $10.5 million. The unrealized gain represents the reduction in the mark-to-market value of the Company’s gold contract obligations since December 31, 2004, while the realized loss reflects the cash cost of financially settling 83,440 ounces of gold contract obligations during the first half of 2005.

Mark-to-Market

At June 30, 2005, the unrealized mark-to-market value of the Company’s gold forward sales and call options, calculated at the quarter end spot price of US$437 per ounce was negative $10.9 million. This mark-to-market value is recorded on the Balance Sheet as a liability (Commodity Contract Obligations) and represents the replacement value of these contracts based upon the spot gold price at June 30, 2005 and does not represent an obligation for payment. The Company’s obligations under the forward sales contracts are to deliver an agreed upon quantity of gold at a predetermined price by the maturity date of the contract, while delivery obligations under the call options sold are contingent upon the price of gold and will take effect if the gold price is above the strike price of the relevant contract at its maturity date and the option is exercised by the option holder.

In circumstances where the Company is unable to meet the obligations under the fixed forward sales or call options, the Company may negotiate with the counterparty to defer the expiry date of the forward sale or call option, or purchase gold in the market, or settle the positions financially. If the Company were to purchase gold in the market or settle financially the contracts, it would result in a reduction of the Company’s cash. The table below illustrates the cash requirement if the Company had to financially settle all contract positions in excess of planned production. Future production from Las Cristinas is excluded. The analysis assumes the Company is unable to roll existing contracts to future periods and all positions in excess of planned production are required to be settled financially at June 30, 2005 using the spot gold price on that day of US$437 per ounce.

US$	2005		2006	Total

Total ounces Committed	38,922		41,996	80,918
Planned Production[2]	25,000	[1]	29,000	54,000
Excess Committed Ounces	13,922		12,996	26,918
Average Committed Price (US$/oz)	$303		$312	$308
Average Assumed Spot Price (US$/oz)	$437		$437	$437
Cash Required to Settle Excess Positions (millions)	$1.9		$1.6	$3.5

1 Represents forecast production for the period July-December 2005.
2 Production forecast excludes Las Cristinas.

The Company cautions readers not to place undue reliance on the projected production figures illustrated above. As noted under “Forward Looking Statements” in the Company’s Annual Report, predictions and forecasts involve inherent risks and uncertainties. A number of factors could cause actual results to differ from plans.

Liquidity and Capital Resources

Cash and Equivalents

On June 30, 2005, the Company had cash of $67.7 million (including restricted cash of $62.9 million), a decrease of $66.3 million since the beginning of the year. The restricted cash represents the balance of proceeds of a senior unsecured unit financing held in escrow. Approximately $48.8 million of the remaining restricted cash is to be released to pay for approved capital expenditures detailed in the $265 million project budget for the development of Las Cristinas and $14.1 million is allocated for the first three semi annual interest payments on the senior unsecured units.

The remaining restricted cash for project development ($48.8 million) at June 30, 2005 is forecast to provide sufficient funding for Las Cristinas planned capital expenditures through September 2005.

The change in the cash balance during the first half of 2005 is reconciled as follows ($ millions):

Cash and Restricted Cash on December 31, 2004		$134.0

Warrant and Option Proceeds	$5.7

Total Sources of Cash		$5.7

Operating Cash Flow Deficit	$(13.5)
Capital Expenditures – Las Cristinas	$(55.5)
Capital Expenditures – Other Operations	$(0.8)
Debt Repayment	$(2.2)

Total Uses of Cash		$(72.0)

Net Reduction to Cash and Restricted Cash		$(66.3)

Cash and Restricted Cash on June 30, 2005		$67.7

Cash Flow from Operations

Operating cash flow (before capital expenditures) was a deficit of $13.5 million and a deficit of $1.0 million for the first six months and second quarter of 2005 respectively, compared with a deficit of $19.6 million and $10.8 million for the comparable periods in 2004. For the first six months of 2005, cash expenditures for settling gold contract positions ($10.5 million) and for general and administrative expenses ($7.2 million) contributed to the cash flow deficit. The reduction of the cash flow deficit in the second quarter of 2005 compared with the year earlier period is due, in part, to spending less on gold hedge settlements ($3.7 million compared with $7.6 million), a reduction in general and administrative expenses ($3.6 million compared with $5.5 million) and a greater contribution from non-cash working capital changes ($8.2 million compared with $2.1 million).

Investing Activities

Capital expenditures were $56.4 million and $33.2 million for the first six months and second quarter of 2005, compared with $13.7 million and $9.6 million for the comparable periods in 2004. As illustrated in the table below, the increase in 2005 is attributable to higher spending on the Las Cristinas project.

	Three months ended June 30,		Six months ended June 30,
$ millions	2005	2004	2005	2004

Las Cristinas	$33.2	$6.6	$55.5	$9.3
Revemin/Tomi/Albino	$—	$2.8	$0.8	$3.9
Corporate	$—	$0.2	$0.1	$0.5

Total	$33.2	$9.6	$56.4	$13.7

At June 30, 2005, Crystallex projected a financing requirement of approximately $250 million to provide funding through the end of the first quarter of 2007 when commercial production is expected at Las Cristinas. The funding estimate includes amounts for completing the development of Las Cristinas (based on a $265 million project budget), for other Las Cristinas costs, including site security, site administration and socio economic and environmental programs, for general corporate requirements and for financing fees and interest during the construction period. A review of the project capital costs, operating costs and reserves and resources is underway and we expect to release the results in a National Instrument 43–101 compliant manner in the near term. Crystallex intends to fund the overall requirement with a combination of limited recourse project debt financing, other forms of public market debt financing, and equity financing.

Financing Activities

There were no debt repayments during the second quarter of 2005. Subsequent to quarter end, on July 15, the Company made a $2.2 million scheduled repayment of the project loan related to the Company’s El Callao assets. The final $2 million scheduled repayment of this loan is due January 2006.

During the second quarter of 2005, the Company received proceeds of $3.0 million from the exercise of warrants and options.

Subsequent to the end of the second quarter, the Company filed a preliminary short form shelf prospectus in support of future financings. The prospectus requires regulatory approval.

Outstanding Share Data

At June 30, 2005, 193.8 million common shares of Crystallex were issued and outstanding. In addition, at June 30, 2005 options to purchase 11.0 million common shares of Crystallex were outstanding under the Company’s stock option plan and warrants to purchase 9.6 million common shares of Crystallex were issued and outstanding.

Quarterly Data

(US$, 000)	Q2 2005	Q1 2005	Q4 2004	Q3 2004	Q2 2004	Q1 2004	Q4 2003	Q3 2003

Revenue	6,301	5,046	5,037	5,632	5,634	3,943	4,655	2,809

Net (Loss)	(8,295)	(7,989)	(44,115)	(9,441)	(447)	(6,651)	(38,071)	(24,322)

The quarterly trends are consistent with the explanations of the annual trends set out in the Company’s 2004 40-F/Annual Information Form.

Critical Accounting Policies and Estimates

Critical accounting estimates are those estimates that have a high degree of uncertainty and for which changes in those estimates could materially impact the Company’s results. Critical accounting estimates for the Company include property evaluations, capitalization of exploration and development costs and commodity derivative contracts.

There were no changes in accounting policies or methods used to report the Company’s financial condition in the first half of 2005 that impacted the Company’s financial statements.

Risk Factors

The profitability of the Company depends upon several factors identified in its public filings including levels of production, commodity prices, costs of operation, financing costs, the successful integration of acquired assets and the risks associated with mining activities. Profitability will further vary with discretionary expenditures such as investments in technology, exploration and mine development. The Company operates in an international marketplace and incurs exposure to risks inherent in a multijurisdictional business environment including political risks, varying tax regimes, country specific employment legislation and currency exchange fluctuation. The Company seeks to minimize its exposure to these factors by implementing insurance and risk management programs, monitoring debt levels and interest costs, and maintaining employment and social policies consistent with sustaining a trained and stable workforce.

NON GAAP MEASURES

Total cash costs per ounce are calculated in accordance with the Gold Institute Production Cost Standard, (the “Standard”). The total cash cost per ounce data are presented to provide additional information and are not prepared in accordance with Canadian or U.S. GAAP. The data should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or costs of operations as determined under Canadian or U.S. GAAP. The total cash cost per ounce calculation is derived from amounts included in the Operating Expense line on the Statement of Operations. As this line item is unchanged under US GAAP, the total cash cost per ounce figure is similarly unchanged using US GAAP results of operations.

Data used in the calculation of total cash costs per ounce may not conform to other similarly titled measures provided by other precious metals companies. Management uses the cash cost per ounce data to access profitability and cash flow from Crystallex’s operations and to compare it with other precious metals producers. Total cash costs per ounce are derived from amounts included in the Statement of Operations and include mine site operating costs such as mining, processing, administration, royalties and production taxes but exclude amortization, reclamation, capital expenditures and exploration costs.

Total cash costs per ounce may be reconciled to our Statement of Operations as follows:

	Three months ended June 30,		Six months ended June 30,
	2005	2004	2005	2004

Operating Costs per Financial Statements	$6,560,877	$5,060,480	$11,831,515	$7,719,690
Adjust for Albino Development	—	—	$591,852	—
By-Product Credits	—	—	—	—
Reclamation and Closure Costs	—	—	—	—
Operating Costs for Per Ounce Calculation	$6,534,680	$5,060,480	$11,239,663	$7,719,690

Gold Ounces Sold	14,444	14,160	26,318	23,774
Total Cash Cost Per Ounce US$	$452	$357	$427	$325

Additional information relating to Crystallex, including the 2004 40-F/Annual Information Form, is available on SEDAR at www.sedar.com.

Consolidated Financial Statements of

CRYSTALLEX INTERNATIONAL
CORPORATION

June 30, 2005

(Unaudited)

(Expressed in United States Dollars)

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Balance Sheets
(Expressed in United States dollars)

	June 30,	December 31,
	2005	2004

	(Unaudited)
ASSETS

CURRENT
Cash and cash equivalents	$4,766,828	$5,766,742
Short-term investments	—	30,277,280
Restricted cash and cash equivalents (Note 2)	9,927,226	2,500,000
Accounts receivable – trade	521,789	529,907
Production inventories (Note 3)	2,320,889	1,784,788
Prepaid expenses and other	4,063,398	2,785,264

	21,600,130	43,643,981
RESTRICTED CASH AND CASH EQUIVALENTS (Note 2)	52,981,267	95,505,636
PROPERTY, PLANT AND EQUIPMENT (Note 4)	172,275,546	117,329,337
DEFERRED FINANCING FEES	3,368,400	3,639,702

	$250,225,343	$260,118,656

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$17,787,222	$6,595,329
Current portion of asset retirement obligations (Note 8)	742,336	—
Current portion of commodity contract obligations (Note 7)	8,151,363	16,724,215
Current portion of long-term debt (Note 5)	4,258,470	4,400,000

	30,939,391	27,719,544
LONG-TERM DEBT (Note 5)	79,490,170	80,687,719
COMMODITY CONTRACT OBLIGATIONS (Note 7)	2,794,729	5,855,897
ASSET RETIREMENT OBLIGATIONS (Note 8)	1,638,837	2,301,181

	114,863,127	116,564,341

COMMITMENTS AND CONTINGENCIES (Note 11)

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)	315,123,845	306,031,783
CONTRIBUTED SURPLUS	30,824,671	31,824,328
CUMULATIVE TRANSLATION ADJUSTMENT	11,958,981	11,958,981
DEFICIT	(222,545,281)	(206,260,777)

	135,362,216	143,554,315

	$250,225,343	$260,118,656

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Operations and Deficit
(Unaudited)
(Expressed in United States dollars)

	Three month	Three month	Six month	Six month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004

		(Note 13)		(Note 13)

MINING REVENUE	$6,300,634	$5,634,073	$11,346,481	$9,577,395

OPERATING EXPENSES
Operations	6,560,877	5,060,480	11,831,515	7,719,690
Amortization	119,348	1,278,266	957,212	2,368,459
Depletion	216,549	809,990	425,564	1,660,578

	6,896,774	7,148,736	13,214,291	11,748,727

OPERATING LOSS	(596,140)	(1,514,663)	(1,867,810)	(2,171,332)

OTHER EXPENSES
Amortization	161,249	28,399	318,903	52,993
Interest on long-term debt	2,820,398	58,539	5,584,540	145,109
General and administrative	3,577,195	5,532,842	7,214,955	8,201,925
Stock-based compensation	2,007,543	3,388,612	2,274,275	3,434,230

	8,566,385	9,008,392	15,392,673	11,834,257

COMMODITY CONTRACT GAIN (LOSS) (Note 7)	(361,269)	10,491,015	1,097,412	7,758,130

LOSS BEFORE OTHER ITEMS	(9,523,794)	(32,040)	(16,163,071)	(6,247,459)

OTHER ITEMS
Interest and other income	572,644	139,608	1,196,459	167,228
Foreign exchange gain (loss)	655,701	(555,347)	(1,317,892)	(1,018,257)

	1,228,345	(415,739)	(121,433)	(851,029)

NET LOSS FOR THE PERIOD	(8,295,449)	(447,779)	(16,284,504)	(7,098,488)
DEFICIT, BEGINNING OF PERIOD	(214,249,832)	(152,705,202)	(206,260,777)	(145,606,714)

DEFICIT, END OF PERIOD	(222,545,281)	(153,152,981)	(222,545,281)	(152,705,202)

BASIC AND DILUTED NET LOSS
PER SHARE	$(0.04)	$—	$(0.08)	$(0.04)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING – Basic and diluted	192,627,566	177,326,805	191,649,665	162,888,240

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in United States dollars)

	Three month	Three month	Sixmonth	Six month
	period ended	period ended	period ended	period ended
	June 30,	June 30,	June 30,	June 30,
	2005	2004	2005	2004

CASH FLOWS FROM CONTINUING		(Note 13)		(Note 13)
OPERATING ACTIVITIES
Net loss for the period	$(8,295,449)	$(447,779)	$(16,284,504)	$(7,098,488)
Adjustments to reconcile loss to net
cash used in operating activities:
Amortization and depletion	497,146	2,116,655	1,701,679	4,082,030
Accretion expense on asset retirement obligations	40,557	—	79,992	—
Unrealized foreign exchange loss (gain)	(310,194)	89,261	279,335	139,260
Directors' fees	60,000	70,000	130,000	100,000
Interest accretion on long-term debt	429,211	—	860,921	—
Unrealized commodity contract gain	(3,348,382)	(18,074,079)	(11,634,020)	(18,966,231)
Stock-based compensation	2,007,543	3,388,612	2,274,275	3,434,230

Changes in other operating assets and liabilities:
Decrease in accounts receivable – trade	370,279	1,778,061	8,118	252,853
Decrease (increase) in production inventories	151,618	493,494	(463,146)	(512,018)
Decrease (increase) in prepaid expenses and other	324,159	(2,361,477)	(1,173,849)	(2,468,535)
Increase in accounts payable and
accrued liabilities	7,112,671	2,181,194	10,738,234	1,414,594

	(960,841)	(10,766,058)	(13,482,965)	(19,622,305)

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in property, plant and equipment	(33,245,529)	(9,606,999)	(56,376,586)	(13,680,721)
Decrease in restricted cash	23,435,213	—	35,097,143	—
Decrease in short-term investments	—	—	30,277,280	—

	(9,810,316)	(9,606,999)	8,997,837	(13,680,721)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares for cash	3,004,510	87,119,392	5,685,214	88,111,580
Debt repayments	—	—	(2,200,000)	(515,000)

	3,004,510	87,119,392	3,485,214	87,596,580

CASH FLOWS FROM CONTINUING OPERATIONS	(7,766,647)	66,746,335	(999,914)	54,293,554
CASH FLOWS FROM DISCONTINUED OPERATIONS	—	1,000,000	—	1,000,000

INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(7,766,647)	67,746,335	(999,914)	55,293,554
CASH AND CASH EQUIVALENTS,
BEGINNING OF PERIOD	12,533,475	13,750,755	5,766,742	26,203,536

CASH AND CASH EQUIVALENTS,
END OF PERIOD	$4,766,828	$81,497,090	$4,766,828	$81,497,090

Supplemental disclosure with respect to cash flows (Note 9)
The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION
Consolidated Statements of Shareholders' Equity
(Expressed in United States dollars )

	Number of		Number of					Cumulative
	Common		Special		Number of	Contributed		Translation
	Shares	Amount	Warrants	Amount	Warrants	Surplus	Deficit	Adjustment	Total

Balance at December 31, 2003	135,403,523	$171,994,591	12,800,000	$11,886,581	20,042,772	$25,808,171	$(142,650,559)	$11,958,981	$78,997,765
Adjustment for change in policy re stock-based
compensation, effective January 1, 2004	—	—	—	—	—	2,956,155	(2,956,155)	—	—
Shares issued:
Public equity offering	28,750,000	81,935,995	—	—	—	—	—	—	81,935,995
Unit offering	6,500,000	20,484,750	—	—	—	—	—	—	20,484,750
Exercise of options	1,251,000	1,581,512	—	—	—	(172,624)	—	—	1,408,888
Conversion ofwarrants	4,908,046	13,573,007	—	—	(4,908,046)	(2,289,529)	—	—	11,283,478
Directors' fees	40,976	100,000			—	—	—	—	100,000
Finders fee	19,232	50,000			—	—	—	—	50,000
Conversion of special warrants	12,800,000	11,886,581	(12,800,000)	(11,886,581)	—	—	—	—	—
Share exchange – El Callao	163,958	468,062	—	—	—	—	—	—	468,062
Proceeds from orderly disposition of shares	—	3,957,285	—	—	—	—	—	—	3,957,285
Options issued	—	—	—	—	—	5,296,977	—	—	5,296,977
Warrants expired	—	—	—	—	(2,126,491)	—	—	—	—
Extention of warrants	—	—	—	—	—	225,178	—	—	225,178
Net loss for the year	—	—	—	—	—	—	(60,654,063)	—	(60,654,063)

Balance at December 31, 2004	189,836,735	$306,031,783	—	—	13,008,235	$31,824,328	$(206,260,777)	$11,958,981	$143,554,315
Shares issued (unaudited):
Exercise of options	533,000	748,791	—	—	—	(143,934)	—	—	604,857
Conversion ofwarrants	3,418,500	8,210,355	—	—	(3,418,500)	(3,129,998)	—	—	5,080,357
Directors' fees	35,630	130,000	—	—	—	—	—	—	130,000
Share exchange El Callao	788	2,916	—	—	—	—	—	—	2,916
Options issued (unaudited)	—	—	—	—	—	2,274,275	—	—	2,274,275
Net loss for the period (unaudited)	—	—	—	—		—	(16,284,504)	—	(16,284,504)

Balance at June 30, 2005 (unaudited)	193,824,653	$315,123,845	—	$—	9,589,735	$30,824,671	$(222,545,281)	$11,958,981	$135,362,216

The accompanying notes are an integral part of the consolidated financial statements.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

1.	SIGNIFICANT ACCOUNTING POLICIES

The unaudited interim period consolidated financial statements of Crystallex International Corporation (“Crystallex” or the “Company”) have been prepared in accordance with Canadian generally accepted accounting principles. These unaudited interim period consolidated financial statements do not contain all of the disclosures required by Canadian generally accepted accounting principles and therefore should be read together with the audited annual consolidated financial statements and the accompanying notes thereto. The preparation of these consolidated financial statements is based on accounting policies and practices consistent with those used in the preparation of the Company’s annual consolidated financial statements as at December 31, 2004 and for the year then ended, except as follows:

Variable Interest Entities

Effective January 1, 2005, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants to account for variable interest entities (“VIE’s”). This new standard recognizes that a controlling financial interest in an entity may exist through arrangements that do not involve a voting interest. Such entities are considered to be variable interest entities and can arise from a variety of legal structures. By definition, these entities either: lack enough equity investment at risk to permit the entity to finance its activities without additional subordinated financial support from other parties; have equity owners who are unable to make decisions about the entity; or, have equity owners that do not have the obligation to absorb the entity’s expected losses or the right to receive the entity’s expected residual returns. The primary beneficiary of a VIE is determined by identifying the party that will absorb the majority of the VIE’s expected losses, receive a majority of the expected returns, or both. The primary beneficiary is required to consolidate the entity in their consolidated financial statements. Implementation of this standard has had no impact on the Company.

2.	RESTRICTED CASH AND CASH EQUIVALENTS

As at June 30, 2005 the Company had $62,908,493 of restricted cash and cash equivalents. This balance is comprised principally of treasury bills with original maturities of three months or less. These funds are being held in escrow under terms of an Escrow Agreement whereby funds are restricted for use towards approved capital budget expenditures and payment of interest expense on notes payable.

3.	PRODUCTION INVENTORIES

	June 30,	December 31,
	2005	2004

Gold in doré	$577,354	$265,972
Gold in process	600,117	409,986
Stockpiled ore	92,574	4,421
Consumables and spare parts	1,050,844	1,104,409

	$2,320,889	$1,784,788

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

4.	PROPERTY, PLANT AND EQUIPMENT

The components of property, plant and equipment are as follows:

	June 30, 2005

		Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Write-downs	Depletion	Value

Plant and equipment	$57,317,990	$6,482,142	$50,835,848
Mineral properties	124,979,698	4,411,334	120,568,364
Deferred exploration and development expenditures	3,315,154	2,443,820	871,334

	$185,612,842	$13,337,296	$172,275,546

	December 31, 2004

		Accumulated
	Cost, Net	Amortization
	of	and	Net Book
	Write-downs	Depletion	Value

Plant and equipment	$8,899,003	$5,642,790	$3,256,213
Mineral properties	121,358,351	7,653,154	113,705,197
Deferred exploration and development expenditures	2,459,187	2,091,260	367,927

	$132,716,541	$15,387,204	$117,329,337

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

4.	PROPERTY, PLANT AND EQUIPMENT (continued)

The net book values of property, plant and equipment by location are as follows:

	June 30, 2005

			Deferred
			exploration
	Plant &	Mineral	& development
	Equipment	properties	expenditures	Total

Las Cristinas Concessions	$48,531,527	$120,387,931	$—	$168,919,458
Tomi Concession	—	180,433	871,334	1,051,767
Revemin mill	1,981,935	—	—	1,981,935
Corporate	322,386	—	—	322,386

Total	$50,835,848	$120,568,364	$871,334	$172,275,546

	December 31, 2004

			Deferred
			exploration
	Plant &	Mineral	& development
	Equipment	properties	expenditures	Total

Las Cristinas Concessions	$—	$113,451,761	$—	$113,451,761
Tomi Concession	—	253,436	367,927	621,363
Revemin mill	3,041,238	—	—	3,041,238
Corporate	214,975	—	—	214,975

Total	$3,256,213	$113,705,197	$367,927	$117,329,337

Deferred exploration and development expenditures are not re-characterized as costs of mineral properties once production has commenced.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

5.	LONG-TERM DEBT

	June 30,	December 31,
	2005	2004

Bank loan	$4,258,470	$6,458,470
Notes payable	79,490,170	78,629,249

	83,748,640	85,087,719
Less: Current portion of long-term debt	(4,258,470)	(4,400,000)

	$79,490,170	$80,687,719

Interest accretion on the notes payable of $860,921 was expensed in the six month period ended June 30, 2005 (2004 – Nil) as a component of interest expense.

6.	SHARE CAPITAL

	June 30,	December 31,
	2005	2004

Authorized:
Unlimited common shares, without par value
Unlimited Class “A” preference shares, no par value
Unlimited Class “B” preference shares, no par value
Issued:
193,824,653 Common Shares (2004 – 189,836,735)	$315,123,845	$306,031,783

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

6.	SHARE CAPITAL (continued)

Warrants

As at June 30, 2005, common share purchase warrants were outstanding enabling the holders to acquire common shares as follows:

		Weighted
		Average
		Remaining
	Number	Contractual
Range of Exercise Price – US$	of Shares	Life (Years)

$2.00 to $2.12	900,000	1.16
$2.75	8,047,727	0.99
$2.80 to $3.80	642,008	0.22

	9,589,735

Stock options

The Company has a stock option plan that provides for the granting of options to executive officers, directors, employees and service providers of the Company. Under the stock option plan, the exercise price of each option equals the closing price of the Company’s stock on the trading day immediately preceding the date of the grant. Stock options granted to service providers and employees, executive officers, and directors have a life of two, five and ten years, respectively. Stock options may vest immediately, or over a one year or three year period.

As at June 30, 2005 stock options were outstanding enabling the holders to acquire common shares as follows:

	Outstanding Options

	Weighted
	Average	Weighted
	Remaining	Average
Range of	Number	Contractual	Exercise
Exercise Price – Cdn. $	of Shares	Life (Years)	Price – Cdn$

$1.00 to $1.50	1,652,500	1.88	1.24
$1.75 to $2.60	4,164,500	4.98	2.19
$2.65 to $3.50	3,636,250	6.94	3.05
$4.00 to $4.65	1,546,000	9.92	4.25

	10,999,250

As at June 30, 2005 there were 635,000 stock options outstanding, with a weighted average exercise price of Cdn. $3.36, that were not fully vested. (December 31, 2004 – 877,500 stock options with a weighted average exercise price of Cdn. $3.32).

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

7.	COMMODITY CONTRACT GAIN (LOSS)

The commodity contract gain for the six month period ended June 30, 2005 included an unrealized gain of $11,634,020 partially offset by a realized loss of $10,536,608. The unrealized gain represents the reduction in the fair value of the Company’s commodity contract obligations since December 31, 2004. The realized loss arose during the period as the Company financially settled commodity contact obligations totaling 83,440 ounces of gold at a cash cost of $10,536,608.

8.	ASSET RETIREMENT OBLIGATIONS

The key assumptions on which the fair value of the asset retirement obligations is based include the estimated future cash flows, the timing of those cash flows, and the credit-adjusted risk-free rate or rates at which the estimated cash flows have been discounted. The Company used a discount rate of 15%. As of June 30, 2005, undiscounted cash outflows approximating $3.5 million are expected to occur over a five year period.

In view of the uncertainties concerning future asset retirement and progressive reclamation costs, the ultimate costs to the Company could differ materially from the amounts estimated. The estimate for the future liability is subject to change based on possible amendments to applicable laws and legislation, the nature of ongoing operations and technological innovations. Future changes, if any, due to their nature and unpredictability, could have a significant impact and would be reflected prospectively, as a change in an accounting estimate.

The following table explains the change in the asset retirement obligations:

	Six Month	Six Month
	period ended	period ended
	June 30, 2005	June 30, 2004

Asset retirement obligations, beginning of period	$2,301,181	$—
Accretion expense	79,992	—

Asset retirement obligations, end of period	$2,381,173	$—
Less: Current portion of obligation	(742,336)	—

	$1,638,837	$—

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

	2005	2004

Cash paid during the six months ended
June 30, for interest	$57,764	$86,570

Cash paid during the six months ended
June 30, for income taxes	$—	$—

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

9.	SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS (continued)

	June 30, 2005	December 31, 2004

Cash and cash equivalents comprises:
Cash	$1,258,358	$808,439
Cash equivalents	3,508,470	4,958,303

	$4,766,828	$5,766,742

Significant non-cash transactions for the six months ended June 30, 2005 included:

	i)	The Company issued 35,630 common shares, with a value of $130,000, for directors’ fees

	ii)	The Company issued 788 common shares with a value of $2,916 in exchange for El Callao common shares.

Significant non-cash transactions for the six months ended June 30, 2004 included:

	i)	The Company issued 40,976 common shares, with a value of $100,000, for directors’ fees.

	ii)	The Company issued 19,232 common shares, with a value of $50,000, for a finder’s fee.

	iii)	The Company issued 12,800,000 common shares with a value of $11,886,581 on conversion of special warrants.

10.	SEGMENTED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. All of the Company’s operations are within the mining sector. Due to geographic and political diversity, the Company’s mining operations are decentralized whereby mine general managers are responsible for business results and regional corporate offices provide support to the mines in addressing local and regional issues. The Company’s operations are therefore segmented on a district basis. The Company’s only product is gold, produced from mines located in Venezuela.

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

10.	SEGMENTED INFORMATION (continued)

The segments’ accounting policies are the same as those described in the summary of significant accounting policies except that other expenses, the commodity contract gain (loss) and other items are not allocated to the individual operating segments when determining profit or loss, but instead are attributed to the corporate office.

Geographic Information:

	Mining Revenue				Property, Plant & Equipment

	Three Month	Three Month	Six Month	Six Month
	Period Ended	Period Ended	Period Ended	Period Ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004	June 30, 2005	Dec 31, 2004

Venezuela	$6,300,634	$5,634,073	$11,346,481	$9,577,395	$172,043,913	$117,114,362
Canada	—	—	—	—	231,633	214,975

TOTAL	$6,300,634	$5,634,073	$11,346,481	$9,577,395	$172,275,546	$117,329,337

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

10.	SEGMENTED INFORMATION (continued)

						Intersegment
	Corporate	Bolivar/ Albino		El Callao	Cristinas	Eliminations	Total

Three Months ended – June 30, 2005
Mining revenue	$—	$5,955,580		$345,054	$—	$—	$6,300,634
Mining revenue – intersegment	$—	$640,485		$—	$—	$(640,485)	$—
Operating costs	$—	$(6,498,427)		$(62,450)	$—	$—	$(6,560,877)
Operating costs – intersegment	$—	$—		$(640,485)	$—	$640,485	$—
Interest and other income	$572,644	$—		$—	$—	$—	$572,644
Interest expense	$(2,766,540)	$(53,858)		$—	$—	$—	$(2,820,398)
Depletion and amortization	$(161,249)	$(335,897)		$—	$—	$—	$(497,146)
Segment loss	$(7,457,118)	$(480,450)		$(357,881)	$—	$—	$(8,295,449)
Segment assets	$71,455,277	$9,730,646		$119,962	$168,919,458	$—	$250,225,343
Capital expenditures	$33,601	$—		$—	$33,211,928	$—	$33,245,529

Three Months ended – June 30, 2004
Mining revenue	$—	$5,634,073		$—	$—	$—	$5,634,073
Operating costs	$—	$(4,595,223)		$(465,257)	$—	$—	$(5,060,480)
Interest and other income	$139,608	$—		$—	$—	$—	$139,608
Interest expense	$—	$(58,539)		$—	$—	$—	$(58,539)
Depletion and amortization	$(28,399)	$(2,088,256)		$—	$—	$—	$(2,116,655)
Segment (loss) profit	$1,421,365	$(1,318,422)		$(550,722)	$—	$—	$(447,779)
Segment assets	$86,338,965	$32,258,867		$127,674	$82,078,707	$—	$200,804,213
Capital expenditures	$168,595	$2,813,859		$—	$6,624,545	$—	$9,606,999

Six Months ended – June 30, 2005
Mining revenue	$—	$10,750,516		$595,965	$—	$—	$11,346,481
Mining revenue – intersegment	$—	$1,318,421	$		$—	$(1,318,421)	$—
Operating costs	$—	$(11,756,607)		$(74,908)	$—	$—	$(11,831,515)
Operating costs – intersegment	$—	$—		$(1,318,421)	$—	$1,318,421	$—
Interest and other income	$1,196,459	$—		$—	$—	$—	$1,196,459
Interest expense	$(5,472,918)	$(111,622)		$—	$—	$—	$(5,584,540)
Depletion and amortization	$(318,903)	$(1,380,771)		$(2,005)	$—	$—	$(1,701,679)
Segment loss	$(13,739,659)	$(1,745,476)		$(799,369)	$—	$—	$(16,284,504)
Segment assets	$71,455,277	$9,730,646		$119,962	$168,919,458	$—	$250,225,343
Capital expenditures	$52,761	$855,965		$—	$55,467,860	$—	$56,376,586

Six Months ended – June 30, 2004
Mining revenue	$—	$9,577,395		$—	$—	$—	$9,577,395
Operating costs	$—	$(7,089,945)		$(629,745)	$—	$—	$(7,719,690)
Interest and other income	$167,228	$—		$—	$—	$—	$167,228
Interest expense	$(20,363)	$(124,746)		$—	$—	$—	$(145,109)
Depletion and amortization	$(52,993)	$(4,029,037)		$—	$—	$—	$(4,082,030)
Segment loss	$(4,243,301)	$(2,011,235)		$(843,952)	$—	$—	$(7,098,488)
Segment assets	$86,338,965	$32,258,867		$127,674	$82,078,707	$—	$200,804,213
Capital expenditures	$456,300	$3,925,978		$—	$9,298,443	$—	$13,680,721

CRYSTALLEX INTERNATIONAL CORPORATION Notes to the Consolidated Financial Statements June 30, 2005 (Unaudited) (Expressed in United States dollars)

11.	COMMITMENTS AND CONTINGENCIES

Significant changes in commitments, since those reported in the Company’s annual consolidated financial statements as at December 31, 2004, are as follows:

The Company has made certain commitments to date approximating $145.7 million (December 31, 2004 – $85 million), and will be required to make additional budgeted commitments approximating $122.6 million (December 31, 2004 – $180 million), in order to complete construction of the Las Cristinas project. Management remains confident that it will be able to obtain the necessary financing through project debt, other forms of public market debt, or equity financing. In the event that such efforts are not successful, the carrying value of Las Cristinas could be subject to material adjustment.

The Company indirectly owns 51% and Corporation Vengroup S.A. (“Vengroup”) owns 49% of Osmin Holdings Inc (“Osmin”). Osmin indirectly owns the Lo Increible operations which include the La Victoria deposit. On June 14, 2005, Vengroup filed a statement of claim in the Vengroup arbitration proceedings. In the claim, Vengroup is seeking an award for the period commencing May 2001 (the date that operations commenced at the La Victoria mine) and ending August 2008 (the date that the orebody at La Victoria would be mined out at the agreed processing rate). If granted as requested, the award would eliminate the indebtedness of Osmin to ECM (Venco) Ltd., a subsidiary of the Company, and entitle Vengroup to a cash payment of up to $41.6 million. The Company disputes the allegations of Vengroup and intends to assert the terms and conditions of the written agreements between the parties based upon actual production, actual grades and agreed costs experienced at La Victoria. The arbitration proceedings are at a preliminary stage. The Company cannot predict the outcome of the proceedings, including whether any arbitration award could have a material adverse affect on its business and operations.

12.	SUBSEQUENT EVENT

Subsequent to June 30, 2005 the Company filed a preliminary short form shelf prospectus in support of anticipated future financings. The prospectus requires regulatory approval.

13.	ADJUSTMENT TO PRIOR PERIOD FINANCIAL STATEMENTS

The 2004 comparative figures reflect the adjustment related to the revised accounting treatment of the gain derived from the Standard Bank orderly disposition agreement. As a consequence, previously reported income (loss) for the three month and six month periods of $3,509,506 and $(3,141,203) has been adjusted to $(447,779) and $(7,098,488) and income (loss) per share for the three month and six month periods of $0.02 and $(0.02) has been adjusted to $Nil and $(0.04). This adjustment reflects an interperiod allocation; accordingly the previously reported net loss for the year ended December 31, 2004 has not changed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crystallex International Corporation (Registrant)
Date August 11, 2005	By: /s/ Daniel R. Ross (Signature)*

Daniel R. Ross, Executive Vice President and
Corporate Counsel

* Print the name and title of the signing officer under his signature.